Exhibit 6.1

Stemsation International, Inc.

Ray Carter Employment Agreement

This Agreement made this 1st day of November 2019 (the “Effective Date”), by and among Stemsation International, a Florida corporation. with its principal place of business at 7777 Glades Road Suite 203, Boca Raton, FL 33434 (“Company”) and Ray C. Carter, Jr., whose address is 6130 SW 180th Terrace, Southwest Ranches, FL 33331 (“Executive).

WHEREAS, Company hereby offers to employ Executive on the terms and conditions set forth herein and Executive hereby accepts such employment.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Employment, Duties and Acceptance

1.1        Company hereby employs Executive as President & Chief Executive Officer of Company and all Company Affiliates for the Term (as defined in Section 2 hereof) and shall have the usual and customary duties, responsibilities and authority of a President and Chief Executive Officer, subject to the power of Company’s Board of Directors (the “Board”) consistent with the Executive’s position, to reasonably expand such duties, responsibilities and authority. Executive will also be immediately appointed to Company’s Board of Directors.

1.2        Executive shall report to the Board and shall devote his best efforts and substantially all of his active business time and attention to the business and affairs of Company. Executive shall perform his duties and responsibilities in a diligent and professional manner. Executive shall not engage in any outside business activity during business hours without the prior written approval of the Board, whether or not such activity is pursued for gain, profit or other pecuniary advantage.

1.3        Executive hereby accepts such employment and agrees to render such services. Executive agrees to render such services at Company’s offices located in Boca Raton, FL, but Executive will travel on temporary trips to such other place or places as may be reasonably required from time to time to perform his duties hereunder. During the Term, Executive will not render any services for others, or for Executive’s own account, in a competitive business and, except for the sole benefit of the Company consistent with his duties as President & Chief Executive Officer, will not render any services related to or competitive with the Business to any supplier or significant customer of Company.

2. Term of Employment

2.1        The term of Executive’s employment pursuant to this Agreement (the “Initial Term”) shall begin on the date hereof, and shall end on November 1, 2022, and shall be renewed annually thereafter for one (1) year terms (each, an “Additional Term” and the Initial Term and all Additional Terms, shall be referred to collectively as the “Term”), unless and until either party provides sixty (60) days’ advance written notice prior to the end of the Initial Term or then-current Additional Term that such party declines to so extend the Term, subject to the provisions of Article 4 of this Agreement providing for earlier termination of Executive’s employment in certain circumstances.

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3. Compensation

3.1        Subject to adjustment in accordance with Section 3.4 below, during the Term, as compensation for services to be rendered pursuant to this Agreement, Company agrees to pay Executive a base salary of $120,000 per year, to increase immediately to $150,000 per year when the Company achieves monthly revenue that allows it to reach an initial breakeven point, or such higher rate as the Board may designate from time to time (the “Base Salary”), which Base Salary shall be payable in regular installments in accordance with Company’s general payroll practices and subject to withholding and other payroll taxes. In addition, during the Term, Executive shall be entitled to participate in all employee benefit programs from time to time for which executive employees of Company or its Affiliates are generally eligible.

3.2        Company shall pay or reimburse Executive for reasonable travel and other expenses incurred or paid by Executive in connection with the performance of services under this Agreement upon presentation of expense statements or vouchers or such other supporting information as it from time to time reasonably requests evidencing the nature of such expense, and, if appropriate, the payment thereof by Executive, and otherwise in accordance with Company procedures from time to time in effect or which were pre-approved in writing in advance.

3.3        During the Term, Executive shall be entitled to participate in any group insurance, qualified pension, hospitalization, medical health and accident, disability, or similar plan or program of the Company now existing or hereafter established to the extent that he is eligible under the general provisions thereof. Notwithstanding anything herein to the contrary, however, Company shall have the right to amend or terminate any such plans or programs.

3.4        In addition to the foregoing, Executive’s Base Salary shall be increased in the event that Company (including all of Company’s Affiliates, including without limitation, the Company Affiliates) meets or exceeds the following revenue targets in any calendar year after the Effective Date:

(1)        an aggregate of $10,000,000 or more in gross revenue in any calendar year after the date hereof, Executive’s then-current Base Salary shall be increased by $25,000 per annum starting in the immediate pay period following the end of that calendar year;

(2)        an aggregate of $20,000,000 or more in gross revenue in any calendar year after the date hereof, Executive’s then-current Base Salary shall be increased by an additional $25,000 per annum starting in the immediate pay period following the end of that calendar year;

(3)         an aggregate of $30,000,000 or more in gross revenue in any calendar year after the date hereof, Executive’s then-current Base Salary shall be increased by an additional $25,000 per annum starting in the immediate pay period following the end of that calendar year; and

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(4)        Generates an aggregate of $40,000,000 or more in gross revenue in any calendar year after the date hereof, Executive’s then-current Base Salary shall be increased by any additional $25,000 per annum starting in the immediate pay period following the end of that calendar year.

4. Termination

4.1        The Term and Executive’s employment hereunder may be terminated by either Company or Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least sixty (60) days advance written notice of any termination of Executive’s employment. Upon termination of Executive’s employment during the Term, Executive shall be entitled to the compensation and benefits described in this Section 4.

4.2         For Cause or Without Good Reason

(1)       Executive’s employment hereunder may be terminated by Company for Cause (as defined below) or by Executive without Good Reason as defined below. If Executive’s employment is terminated by Company for Cause or by Executive without Good Reason, Executive shall be entitled to receive (all such items being collectively referred to as the “Accrued Amounts”):

(i)        any accrued but unpaid Base Salary and accrued but unused vacation which shall be paid on the pay date immediately following the Termination Date (as defined below) in accordance with Company’s customary payroll procedures consistent with past practices;

(ii)       any accrued or earned but unpaid annual bonus or other compensation payable under Section 3.5 as of the Termination Date, which shall be paid on the otherwise applicable payment date except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement;

(iii)       reimbursement for unreimbursed business expenses incurred by Executive prior to the Termination Date, which shall be subject to and paid in accordance with Company’s expense reimbursement policy in effect as of the date such expenses were incurred; and

(iv)      such employee benefits (including equity compensation), if any, as to which Executive may be entitled under Company’s employee benefit plans as of the Termination Date; provided that, in no event shall Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

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(2)        For purposes of this Agreement, “Cause” means:

(i)            Executive’s willful failure to perform Executive’s duties consistent with the Executive’s position (other than any such failure resulting from incapacity due to physical or mental illness), provided that such failure causes material harm to Company or its Affiliates;

(ii)            Executive’s willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to Company or its affiliates;

(iii)          Executive’s embezzlement, misappropriation or fraud, whether or not related to Executive’s employment with Company;

(iv)         Executive’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude;

(v)           gross negligence, recklessness or willful misconduct by the Executive in the performance of his duties;

(vi)         Executive’s willful unauthorized disclosure of Confidential Information (as defined below); or

(vii)        Executive’s material breach of any material obligation under this Agreement which material breach causes material harm to Company or its Affiliates

For purposes of this provision, and notwithstanding anything to the contrary in this Agreement, no act or failure to act on the part of Executive shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive’s action or omission was in the best interests of Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for Company shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of Company.

Notwithstanding the foregoing, termination of Executive’s employment shall not be deemed to be for Cause unless and until Company delivers to Executive a copy of (i) a resolution duly adopted by the affirmative vote of not less than sixty percent (60%) of the Board finding that Executive is guilty of the conduct described in any of (i)-(vi) above, and (ii) written notice stating in reasonable detail the basis for termination and an opportunity of at least thirty (30) days in duration (such duration to be determined in good faith by the Company), to cure such failure, breach or refusal, except for a failure, breach or refusal which, by its nature, cannot reasonably be expected to be cured. Such written notice shall specifically state the length of the cure period, and what steps that Company deems necessary for Executive to properly cure such circumstance(s); provided, however, that in all cases, if Company does not terminate Executive’s employment for Cause within sixty (60) days after the later of (1) Company’s first discovery of the applicable grounds, or (2) expiration of the cure periods hereunder without the cure being fully effected, then Company will be deemed to have waived Company’s right to terminate for Cause with respect to such grounds.

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(3)       For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following, in each case during the Term without Executive’s written consent:

(i)       the failure to pay any salary, expense reimbursement or benefits due to Executive on or before the due date thereof, which failure is not cured within (A) five (5) business days following the delivery by Executive of written notice specifying the payment default with respect to salary and expense reimbursement, and (B) twenty (20) days following the delivery by Executive of written notice specifying the payment default with respect to the payment of any other employee benefit;

(ii)       a material reduction in Executive’s Base Salary or, in the aggregate all benefits, without Executive’s prior written consent;

(iii)       a relocation of Executive’s principal place of employment by more than twenty (20) miles, except for required travel on Company business to an extent substantially consistent with Executive’s business travel obligations as of the date of relocation;

(iv)       any material breach by Company of any material provision of this Agreement;

(v)       Company’s failure to obtain an agreement from any successor to Company to assume and agree to perform this Agreement in the same manner and to the same extent that Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

(vi)      a material, adverse change or a reduction in Executive’s title, authority, duties or responsibilities (other than temporarily while Executive is physically or mentally incapacitated or as required by applicable law);

(vii)     a material adverse change in the reporting structure applicable to Executive; or

(viii)    the sale or transfer (whether by asset sale, stock sale, merger or other combination or disposition) of the Company or all or any material portion of Company’s Affiliates (including, but not limited to any material portion of the Company Affiliates).

Notwithstanding the foregoing, Executive cannot terminate Executive’s employment for Good Reason unless Executive has provided written notice to Company of the existence of the circumstances providing grounds for termination for Good Reason within ninety (90) days of Executive’s discovery of the existence of such grounds, and, except for item (i) above, Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If Executive does not (i) provide Company with written notice of the existence of such grounds within ninety (90) days of Executive’s discovery of the applicable grounds, or (2) terminate the Employment Period for Good Reason within sixty (60) days after the expiration of the cure periods hereunder without the cure being fully effected, then Executive will be deemed to have waived Executive’s right to terminate for Good Reason with respect to the specific instance of such grounds.

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4.3       Without Cause or for Good Reason. The Term and Executive’s employment hereunder may be terminated by Executive for Good Reason or by Company without Cause. In the event of such termination, Executive shall be entitled to receive the Accrued Amounts and the following:

If within the initial 3-year term:

(1a)        equal installment payments payable in accordance with Company’s normal payroll practices, but no less frequently than monthly, which are in the aggregate equal to the aggregate sum of twenty-four months of Executive’s Base Salary and other benefits (calculated on an annual basis) as of the year in which the Termination Date occurs, which installment payments shall begin within ten (10) days following the Termination Date; provided that, the first installment payment shall include all amounts that would otherwise have been paid to Executive during the period beginning on the Termination Date and ending on the first payment date if no delay had been imposed; and

Any time after the initial 3-year term:

(1b)       equal installment payments payable in accordance with Company’s normal payroll practices, but no less frequently than monthly, which are in the aggregate equal to the aggregate sum of twelve months of Executive’s Base Salary and other benefits (calculated on an annual basis) as of the year in which the Termination Date occurs, which installment payments shall begin within ten (10) days following the Termination Date; provided that, the first installment payment shall include all amounts that would otherwise have been paid to Executive during the period beginning on the Termination Date and ending on the first payment date if no delay had been imposed; plus

(2)          if Executive timely elects to receive COBRA coverage, reimbursement for the actual cost of COBRA for 12 months to the extent the actual cost of COBRA coverage exceeds the amount that similarly situated active executives’ pay for the same levels of coverage as elected by Executive during such 12-month period, provided that such reimbursement shall immediately cease in the event Executive obtains employment with another employer and becomes eligible to receive health insurance from such employer.

(3)          The treatment of any outstanding equity awards shall be determined in accordance with the terms of the applicable incentive plan and the applicable award agreements, consistent with the terms hereof.

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4.4        Death or Disability.

(1)        Executive’s employment hereunder shall terminate automatically upon Executive’s death during the Term, and Company may terminate Executive’s employment on account of Executive’s Disability.

(2)        If Executive’s employment is terminated during the Term on account of Executive’s death or Disability, Executive (or Executive’s estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

(i)        the Accrued Amounts; plus

(ii)       all accrued but unpaid bonus or other compensation payable to Executive under Section 3.5.

(iii)      Notwithstanding any other provision contained herein, all payments made in connection with Executive’s Disability shall be provided in a manner which is consistent with federal and state law.

(3)        For purposes of this Agreement, Disability shall mean Executive is entitled to receive long-term disability benefits under Company’s long-term disability plan, or if there is no such plan, Executive’s inability, due to physical or mental incapacity, to substantially perform Executive’s duties and responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days. Any question as to the existence of Executive’s Disability as to which Executive and Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and Company. If Executive and Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to Company and Executive shall be final and conclusive for all purposes of this Agreement.

4.5        Notice of Termination. Any termination of Executive’s employment hereunder by Company or by Executive during the Term (other than termination pursuant to Section 4.4 on account of Executive’s death) shall be communicated by written notice of termination (“Notice of Termination”) to the other party hereto in accordance with this Agreement. The Notice of Termination shall specify:

(1)       The termination provision of this Agreement relied upon;

(2)       To the extent applicable, the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated; and

(3)       The applicable Termination Date.

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4.6        Executive’s Termination Date shall be:

(1)       If Executive’s employment hereunder terminates on account of Executive’s death, the date of Executive’s death;

(2)       If Executive’s employment hereunder is terminated on account of Executive’s Disability, the date that it is determined that Executive has a Disability;

(3)       If Company terminates Executive’s employment hereunder for Cause, the date the Notice of Termination is delivered to Executive;

(4)       If Company terminates Executive’s employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than 30 days following the date on which the Notice of Termination is delivered; provided that, Company shall have the option to provide Executive with a lump sum payment equal to 30 days’ Base Salary in lieu of such notice, which shall be paid in a lump sum on Executive’s Termination Date and for all purposes of this Agreement, Executive’s Termination Date shall be the date on which such Notice of Termination is delivered;

(5)       If Executive terminates Executive’s employment hereunder with or without Good Reason, the date specified in Executive’s Notice of Termination, which shall be no less than 30 days following the date on which the Notice of Termination is delivered; provided that, Company may waive all or any part of the 30 day notice period for no consideration by giving written notice to Executive and for all purposes of this Agreement, Executive’s Termination Date shall be the date determined by Company; and

(6)       If Executive’s employment hereunder terminates because either party provides notice of non-renewal, the expiration date of the Initial Term or then-current Additional Term occurring immediately after the applicable party delivers notice of non-renewal.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which Executive incurs a “separation from service” within the meaning of Section 409A.

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5.            Protection of Confidential Information

5.1        In view of the fact that Executive’s work as an employee of Company will bring Executive into close contact with confidential information of the Company and its affiliates, including matters of a business nature, such as information about costs, profits, markets, sales, and any other information not readily available to the public, and plans for future developments, Executive agrees during the Term and for a period of one (1) year thereafter, except as may be required to perform Executive’s duties hereunder or as required by legal process (provided that if Executive receives legal process with regard to disclosure of such Confidential Information, Executive shall promptly notify Company and, at Company’ cost and expense, reasonably cooperate with Company in seeking a protective order with respect to such Confidential Information):

(1)        To keep secret all Confidential Information of Company and its affiliates and not to disclose them to anyone outside of Company, either during or after Executive’s employment with Company, except with Company’s written consent or for the benefit of Company pursuant to written confidentiality agreements with third parties executed by Company and such third party; and

(2)        To deliver promptly to Company on termination of Executive’s employment by Company, or at any time Company may so request, all memoranda, notes, records, reports, and other documents (and all copies thereof) containing Confidential Information or relating to Company’s and its affiliates’ businesses which Executive may then possess or have under the Executive’s control.

(3)       As used herein, “Confidential Information” shall mean information about Company or any of its business, subsidiaries or Affiliates, and its clients and customers, that is not generally known by the public or to Persons not employed or engaged by Company or any of its subsidiaries or affiliates and that was made known to or learned by Executive prior to or during the course of his employment by Company or any of its subsidiaries or affiliates and that would not be known to the public but for the direct or indirect actions of, or disclosures by, Executive. Notwithstanding the foregoing, “Confidential Information” shall not include information that (a) is generally known to the public at the time of disclosure or becomes generally known without any breach of this Agreement by Executive; (b) is known to Executive or in Executive’s possession prior to the Effective Date as shown by Executive’s files and records as of the date of the disclosure by the Company to Executive (except for any confidential business information (other than business contacts) provided or disclosed to Executive prior to the Effective Date by Company or its representatives); (c) becomes known to Executive through disclosure by sources other than Company or its employees or agents having the legal right to disclose such information who Executive did not reasonably believe to be bound by a confidentiality agreement with Company or to otherwise be under an obligation to Company not to disclose the Confidential Information; or (d) is independently developed by Executive without reference to or reliance upon the Confidential Information.

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6.            Ownership of Results of Services:

6.1        Company shall own, and Executive hereby transfers and assigns to it, all rights of every kind and character throughout the work, in perpetuity, in and to any material and/or ideas written, suggested, or submitted by Executive hereunder and all other results and proceeds of Executive’s services hereunder, whether the same consists of literary, dramatic, mechanical or any other form of works, themes, ideas, creations, products, or compositions. Executive agrees to execute and deliver to Company such assignments or other instruments as Company may require from time to time to evidence its ownership of the results and proceeds of Executive’s services. Notwithstanding the foregoing, the provisions of this Section 6.1, do not apply to any development, invention, material and/or ideas for which no equipment, supplies, facility or trade secret information of Company was used and which was developed entirely on Executive’s own time, unless (a) such development, invention, material and/or idea relates (i) to the business of Company or (ii) results from any work performed by Executive for Company.

7.            Notices:

7.1        All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses:

If to Executive: 6130 SW 180 Terrace, Southwest Ranches, FL 33331

If to Company: 7777 Glades Road Suite 203, Boca Raton, FL 33434

or as such other addresses as either party may specify by written notice to the other as provided in this Section 7.1.

8.            General

8.1        It is acknowledged that the rights of Company and Executive under this Agreement are of a special, unique, and intellectual character which gives them a peculiar value, and that a breach of any provision of this Agreement may cause Company or Executive, as applicable, irreparable injury and damage which cannot be reasonably or adequately compensated in damages in an action at law. Accordingly, without limiting any right or remedy which either party may have in the premises, Company and Executive specifically agree that Company and Executive shall be entitled to seek injunctive relief to enforce and protect their respective rights under this Agreement.

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8.2        This Agreement sets forth the entire agreement and understanding of the parties hereto, and supersedes all prior agreements, arrangements, and understandings. Nothing herein contained shall be construed so as to require the commission of any act contrary to law and wherever there is any conflict between any provision of this Agreement and any present or future statute, law, ordinance or regulation, the latter shall prevail, but in such event the provision of this Agreement affected shall be curtailed and limited only to the extent necessary to bring it within legal requirements. Without limiting the generality of the foregoing, in the event that any compensation or other monies payable hereunder shall be in excess of the amount permitted by any such statute, law, ordinance, or regulation, payment of the maximum amount allowed thereby shall constitute full compliance by Company with the payment requirements of this Agreement.

8.3        No representation, promise, or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise, or inducement not so set forth. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

8.4        The provisions of this Agreement shall inure to the benefit of the parties hereto, their heirs, legal representatives, successors, and assigns. This Agreement, and Executive’s rights and obligations hereunder, may not be assigned by Executive. Company may assign its rights, together with its obligations, hereunder in connection with any sale, transfer or other disposition of all or substantially all of its business and assets. Company may also assign this Agreement to any affiliate of Company; provided, however, that no such assignment shall (unless Executive shall so agree in writing) release Company of liability directly to Executive for the due performance of all of the terms, covenants, and conditions of this Agreement to be complied with and performed by Company. The term “affiliate”, as used in this agreement, shall mean any corporation, firm, partnership, or other entity controlling, controlled by or under common control with Company. The term “control” (including “controlling”, “controlled by”, and “under common control with”), as used in the preceding sentence, shall be deemed to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such corporation, firm, partnership, or other entity, whether through ownership of voting securities or by contract or otherwise.

8.5        This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of either party at any time or times to require performance of any provisions hereof shall in no manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

8.6        This Agreement shall be governed by and construed according to the laws of the State of Florida applicable to agreements to be wholly performed therein.

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8.7       EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF, HIMSELF, OR HERSELF AND ITS, HIS OR HER PROPERTY, TO THE EXCLUSIVE JURISDICTION OF ANY FLORIDA STATE COURT IN THE COUNTY OF BROWARD OR FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE COUNTY OF BROWARD IN THE STATE OF FLORIDA, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH FLORIDA COURT, OR, TO THE EXTENT PERMITTED BY LAW, IN SUCH FEDERAL COURT. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it, she or he may legally and effectively do so, any objection that it, she or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to the Agreement in any Florida state or federal court in the county of Broward. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Service of any court paper may be affected on such party by mail, as provided in this Agreement, or in such other manner as may be provided under applicable laws, rules of procedure or local rules.

8.8       In the event that it becomes necessary for any party herein to seek legal means to enforce the terms of this Agreement, the non-prevailing party will be liable for all reasonable attorneys’ fees and attorneys’ fees on appeal, including, but not limited to, deposition costs, expert witness expenses and fees and any other costs of whatever nature reasonably and necessarily incurred by the prevailing party as a necessary incident to the prosecution or defense of such action, plus court costs in all proceedings, trials and appeals.

8.9       In case any term, phrase, clause, paragraph, section, restriction, covenant or agreement contained in this Agreement shall be held to be invalid or unenforceable, same shall be deemed, and it is hereby agreed that same are meant to be, several, and shall not defeat or impair the remaining provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

Stemsation International, Inc.		Ray C. Carter, Jr. (“Executive”)
(“Company”)

By:
Name:	Ray C. Carter, Jr., CEO	Name:	Ray C. Carter, Jr.
Date:	November 1st , 2019	Date:	November 1st , 2019

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ADDENDUM TO EMPLOYMENT AGREEMENT

This Addendum to the Employment Agreement dated November 1st 2019, (the “Addendum”), is made by and between Stemsation International, Inc., a Florida corporation located at 7777 Glades Road Suite 203 Boca Raton, FL 33434 (“Company”) and Ray C. Carter, Jr., a Florida resident located at 6130 SW 180th Terrace Southwest Ranches, FL 33331 (“Carter”).

WHEREAS,        Carter and Company have entered into an Employment Agreement dated November 1st, 2019 (“the Agreement”) wherein Company agreed to compensate Carter in exchange for Carter’s Employment and Carter agreed to commence employment on November 1st, 2019.

WHEREAS, Company and Carter now desire to supplement the Agreement to modify the terms and conditions of the Consideration to be paid and employment commencement date.

NOW, THEREFORE, in consideration of the promises and other good and valuable consideration, the receipt and sufficiency are hereby acknowledged, the parties hereto agree as follows:

1.	The recitals set forth hereinabove are hereby incorporated into the Addendum, the same as if fully set forth herein. This Addendum shall amend, modify, and supplement the Agreement. The terms of this Addendum shall supersede and control any provisions of the Agreement that conflict with the provisions of this Addendum. In addition, except as may be provided in this Addendum, any capitalized terms contained herein that are not specifically defined herein, shall have the same meaning provided in the Agreement.

2.	The Agreement is hereby supplemented by this Addendum as follows: 3.5 shall be added as follows:

In addition to the foregoing, Carter shall receive % of Company’s monthly gross revenues payable by the 5th day of the following month.

3.	The Agreement is hereby supplemented as the commencement date of employment shall be January 1st, 2020.

4.	This Addendum shall be incorporated into the Agreement and shall be subject to the terms contained therein.

5.	This document may be executed in counterparts, which taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have hereunto signed their names, on the day and year first above written.

Stemsation International, Inc. (“Company”)	Ray C. Carter, Jr. (“Carter”)

Ray C. Carter, Jr., CEO	Ray C. Carter, Jr.

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